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Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges

	Years Ended June 30,
	2003	2002	2001	2000	1999
Interest component of rents	$1,339,877	$1,406,834	$999,900	$766,590	$1,233,210
Amortization of deferred financing costs	1,725,000	1,744,000	3,499,000	3,770,000	3,641,000
Interest expense	14,419,000	11,837,000	15,215,000	25,121,000	23,575,000

Fixed charges	17,483,877	14,987,834	19,713,900	29,657,590	28,449,210
Earnings before income taxes	27,162,000	14,023,000	18,004,000	(57,104,000)	3,394,000

Earnings before fixed charges	$44,645,877	$29,010,834	$37,717,900	$(27,446,410)	$31,843,210

Ratio of earnings to fixed charges	2.6x	1.9x	1.9x	(0.9x )	1.1x

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  Exhibit 12.1